Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Leading Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Vista Outdoor Stockholders Vote “FOR” the CSG Transaction

Board of Directors Urges Stockholders to Vote “FOR” the CSG Transaction at Special Meeting of Stockholders on November 25, 2024

ANOKA, Minn. — November 14, 2024 – Vista Outdoor Inc. (“Vista Outdoor” or the “Company”) (NYSE: VSTO) announced that both leading independent proxy advisory firms Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have updated their reports to recommend Vista Outdoor stockholders vote “FOR” the transaction with Czechoslovak Group a.s. (“CSG”) to acquire The Kinetic Group for $2.225 billion (the “CSG Transaction”).

The CSG Transaction will deliver to Vista Outdoor stockholders $25.75 in cash and one share of Revelyst common stock for each share of Vista Outdoor common stock they hold. Following the closing of the CSG Transaction, Revelyst will begin trading on the New York Stock Exchange under the ticker “GEAR”. Subject to the receipt of necessary regulatory approvals and satisfaction of other customary closing conditions, funds managed by Strategic Value Partners, LLC (“SVP”) will subsequently acquire Revelyst in an all-cash transaction based on an enterprise value of $1.125 billion (the “SVP Transaction”). The SVP Transaction is expected to close by January 2025. Together, the CSG Transaction and the SVP Transaction represent an enterprise value of $3.35 billion for Vista Outdoor and will deliver an estimated $45 per share in cash to Vista Outdoor stockholders.1

Vista Outdoor issued the following statement:

We are pleased that ISS and Glass Lewis recognize the tremendous value we have unlocked for our stockholders through our Board’s robust process. The CSG Transaction delivers significant cash consideration to stockholders, while providing an ideal home for our leading ammunition brands. We are confident the CSG Transaction and SVP Transaction together maximize stockholder value, and we look forward to completing the CSG Transaction in the coming weeks.

ISS stated in its updated report dated November 4, 20242:

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“…the company now has an agreement in place to sell Revelyst to SVP in an all-cash transaction, in which shareholders are expected receive an estimated $19.25 per share. Although the deal with SVP is subject to the completion of the CSG transaction and the receipt of regulatory approvals, this agreement provides better value certainty relative to the potential range of trading values if Revelyst trades without a deal in place.”

1 Based on management estimates, including an assumption the SVP Transaction closes on December 31, 2024.
2 Permission to use quotes was neither sought nor obtained.

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“This option is now available with an estimated combined $45.00 per share in cash, subject to completion of the agreed deals with CSG and SVP. As such, shareholders are now recommended to vote for the proposed transaction.”

Glass Lewis stated in its updated report dated November 12, 2024:2

●	“…we believe the current proposed merger likely represents the best available alternative for shareholders to realize certainty of value and immediate liquidity for their entire stake in the Company.”
●
“In our view, the Company’s board undertook a reasonably comprehensive strategic review and gave ample consideration to all available third-party interest that had emerged throughout this process. In deciding to pursue a full sale in lieu of the prior transaction structure, the board appears to us to have earnestly considered feedback from its shareholders, some of whom had previously expressed (publicly and/or privately) their desire for the Company to sell itself.”

The Vista Outdoor Board continues to urge Vista Outdoor stockholders to vote “FOR” the CSG Transaction at the upcoming special meeting of stockholders, which will be held at 9:00 am (Central Time) on November 25, 2024.

Vista Outdoor stockholders who need assistance completing the proxy card, need additional copies of the proxy materials or have questions regarding the upcoming meeting may contact the Company’s proxy solicitor, Innisfree M&A Incorporated at +1 (877) 750-9499 (toll free) or +1 (212) 750-5833 (banks and brokers).

Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.

About Vista Outdoor Inc.

Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our Revelyst and The Kinetic Group businesses provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.VistaOutdoor.com.

Forward-Looking Statements

Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “CSG Transaction”) and risks related to the previously announced transaction among Vista Outdoor, Revelyst, Olibre LLC and Cabin Ridge, Inc. (the “SVP Transaction”) including (i) the failure to receive, on a timely basis or otherwise, the required approval of the CSG Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the CSG Transaction or the SVP Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the CSG Transaction or the SVP Transaction, including in circumstances which would require Vista Outdoor or Revelyst, as applicable, to pay a termination fee, (v) the effect of the announcement or pendency of the CSG Transaction or the SVP Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the CSG Transaction or the SVP Transaction diverting management’s attention from our ongoing business operations, (vii) that the CSG Transaction or the SVP Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the CSG Transaction or the SVP Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all, and (viii) that the consideration paid to Revelyst stockholders in connection with the SVP Transaction cannot be determined until the consummation of the SVP Transaction as it is subject to certain adjustments related to the net cash of Revelyst as of the closing of the SVP Transaction and the management team’s current estimate of the consideration may be higher or lower than the actual consideration paid to Revelyst stockholders in connection with the SVP Transaction due to the actual cash flows prior to the closing of the SVP Transaction or other factors; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the conflict in the Gaza strip, the COVID-19 pandemic or other pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the CSG Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the CSG Transaction. In connection with the CSG Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 (which was declared effective by the SEC on March 22, 2024 and was subsequently amended by the post-effective amendment filed by Revelyst on October 16, 2024 and declared effective by the SEC on October 18, 2024) in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the CSG Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CSG TRANSACTION, THE SVP TRANSACTION AND THE PARTIES TO EACH TRANSACTION. We have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the CSG Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the CSG Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the CSG Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the CSG Transaction.

Investor Contact:
Tyler Lindwall
Phone: 612-704-0147
E-mail: investor.relations@vistaoutdoor.com

Media Contact:
Eric Smith
Phone: 720-772-0877
E-mail: media.relations@vistaoutdoor.com